Sutter Securities Incorporated and Subsidiary
(SEC ID. No. 8-45158)

Consolidated Statement of Financial Condition
and Supplemental Information
June 30, 2019
Public Document

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18** (mm/dd/yy) AND ENDING **06/30/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sutter Securities Incorporated**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 468
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Berit Muh **415-352-6300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

BPM LLP
(Name – if individual, state last, first, middle name)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, **Berit Muh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sutter Securities Incorporated**, as of **June 30, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

NENITA M. BELL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2178011
SAN FRANCISCO COUNTY
My Comm. Exp. January 1, 2021

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SUTTER SECURITIES INCORPORATED AND SUBSIDIARY

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-12



600 California Street, Suite 600, San Francisco, CA 94108

Phone (415) 421-5757   **Fax** (415) 288-6288   **Email** bpm@bpmcpa.com   **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Sutter Securities Incorporated

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated and its subsidiary (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Sutter Securities and its subsidiary as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

We have served as Sutter Securities Incorporated and its subsidiary's auditor since 2015.

San Francisco, California

August 28, 2019

bpmcpa.com

SUTTER SECURITIES INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2019

ASSETS

Cash	$	1,231,858
Restricted cash		50,000
Accounts receivable (Account receivable from related parties $71,967)		89,491
Due from clearing brokers and dealers		48,176
Securities owned, at fair value		710
Secured demand note receivable		400,000
Deferred tax asset		123,641
Prepaid expenses and other assets		31,543
Total assets	$	1,975,419

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	44,501
Total liabilities		44,501
Liabilities subordinated to claims of general creditors		600,000
Commitment and contingencies (Note 10)		
Stockholders' equity:		
Common stock, no par value; 3,500,000 shares authorized;		
3,178,951 shares issued and outstanding		588,847
Retained earnings		742,071
Total stockholders' equity		1,330,918
Total liabilities and stockholders' equity	$	1,975,419

The accompanying notes are an integral
part of these consolidated financial statements.

2

_____

1. **Organization**

Sutter Securities Incorporated (the "Company"), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/ dealer. The Company provides investment banking and advisory services, including corporate valuations and fairness opinions to corporations and other entities. In January 2013, the Company received regulatory approval to operate an Alternative Trading System ("ATS").

In October 2018, the Company sold 750,000 shares to Fintech Global Markets, Inc. ("Fintech") for total proceeds of $75,000. Upon approval by FINRA, the current stockholders of the Company sold all of their shares to Fintech for approximately $500,000. As such, the Company became a wholly-owned subsidiary of Fintech. Subsequent to the acquisition, Fintech was renamed Sutter Securities Group, Inc.

The Company's main office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003, the Company commenced operations of a wholly-owned subsidiary, Sutter Securities Group, Inc., which was subsequently renamed Sutter Securities Financial Services, Inc. The wholly-owned subsidiary provides valuations and litigation support services to corporations and other entities. The consolidated financial statements include Sutter Securities Financial Services, Inc. All significant intercompany balances and transactions are eliminated in consolidation.

All trades are cleared through other brokers on a fully disclosed basis. The Company executes equity trades on an agency basis.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash

Cash consists of cash held in checking and savings accounts.

Restricted Cash

The clearing broker requires the Company to have a reserve account of $50,000, which is classified as restricted cash on the consolidated statement of financial condition.

2.Summary of Significant Accounting Policies, continued

Due from Clearing Brokers and Dealers

The Company clears customer transactions through other broker dealers on a fully disclosed basis. The amounts due from clearing brokers and dealers relate to such transactions for which settlement has not occurred as of year-end.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections, and current credit conditions. As of June 30, 2019, the Company has not recorded an allowance for doubtful accounts as all amounts are deemed collectible.

Securities Owned

Securities owned are stated at fair value. Securities owned consist primarily of public stock and warrants. The Company uses prices obtained from independent third-party pricing services, including recently executed transactions, market price quotations from market makers, and other dealers, to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments other than securities owned, including cash, restricted cash, due from clearing broker and dealer, accounts receivable, secured demand note receivable, accounts payable and accrued expenses, and liabilities subordinated to claims of general creditors approximate their fair values due to their short maturities.

Fair Value Measurements

Fair value guidance establishes a three level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability. Financial instruments are considered Level 1 when the valuation can be based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3

2.Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

when pricing inputs are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes
The Company accounts for income taxes using an asset and liability approach, as prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Income Taxes - Overall.* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

ASC 740-10 requires that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2019.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update ("ASU") No. 2016-18, *Statement of Cash Flows* (Topic 230): *Restricted Cash.* The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The accounting guidance is effective for the Company beginning in fiscal years

2. **Summary of Significant Accounting Policies**, continued

Recent Accounting Pronouncements, continued

after December 15, 2019. The Company is evaluating the impact of the new standard which will only impact financial statements presentation of items related to restricted cash.

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact this guidance will have on our consolidated financial statements

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40)*. This ASU provides guidance to determine when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The adoption of this ASU had no material impact on the Company's consolidated financial statements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition*. This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. The standard is effective for the Company beginning after December 15, 2017.

On July 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to

2. **Summary of Significant Accounting Policies**, continued

include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. As of June 30, 2019, there were no contract assets or liabilities. Receivable related to revenues earned from contracts with customers was $50,000 as of June 30, 2019.

Investment Banking and Consulting Services

Investment banking and consulting revenues are derived from providing financial advisory services regarding financings for various institutions and general financial consulting. Financial advisory services may include capital planning, policy formation, capital market transaction advice, and reporting and analytics tools. The Company receives a fixed fee for general consulting services that is recognized over time as the customer consumes the benefit over the consulting period. Revenue for services specific to capital raising transactions and the execution of other transactions are recognized at a point in time when the performance obligation is complete and the revenue can be reasonably estimated

3. **Due from Clearing Brokers and Dealers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to its clearing broker dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges. Additionally, the Company engages in buying and selling of securities. The due from brokers and dealers arises in the normal course of business from the settlement of the Company's security transactions.

4. **Fair Value Measurements**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The following table presents information about the Company's assets measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets as of June 30, 2019:

4.   **Fair Value Measurements,** continued

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2019
Assets, at fair value:				
Stock	$ 710	-	-	$ 710
Total	$ 710	$ -	$ -	$ 710

5.   **Warrants**

In the normal course of business, the Company may receive warrants in connection with its private placement services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price. Warrants are stated at fair value using the Black Scholes Merton option pricing model and re-measured to fair value at each period end. The warrants are included as securities owned in the consolidated statement of financial condition.

6.   **Liabilities Subordinated to Claims of General Creditors**

In fiscal years 2013 through 2018, the Company entered into four FINRA-approved secure demand note agreements ("Notes") with related parties for a total of $600,000. The Notes originally matured on December 31, 2015. They have subsequently been extended with approval from FINRA, and are collateralized by portfolios of cash and securities. Repayment of the secured demand notes is subject to FINRA's approval. The notes bear interest at 9% per annum; however, the note holders have waived the right to interest.

6.   **Liabilities Subordinated to Claims of General Creditors**, continued

In fiscal year 2016, the Company entered into three new FINRA-approved secure demand note agreements ("New Notes") with related parties for a total of $150,000. In fiscal year 2018 the Company added $200,000 in new FINRA-approved secure demand notes. The Notes all mature on December 31, 2018. Repayment of the secured demand note is subject to FINRA's approval. The notes bear interest at 6% per annum; however, the note holders have waived the right to interest.

In fiscal year 2019, the Company entered into a subordinated loan agreement with a related party for $50,000, net of repayment of $150,000, bringing the unsecured loan to a total of $200,000 and added $50,000, net of repayment of $250,000, in Notes collateralized by securities bringing those to $300,000. The collateralized notes were extended so $300,000 of them and the $200,000 unsecured loan will mature on August 31, 2019 with the remaining $100,000 in secured collateralized notes maturing on December 31, 2019.

As of June 30, 2019, $400,000 of the above mentioned $600,000 notes have been deposited with the Company's clearing broker for security transactions and is presented as secured demand note receivable in the consolidated statement of financial condition with the remaining $200,000 held in the Company's operating cash accounts.

All changes were approved by FINRA.

7.   **Stockholders' Equity**

In October 2018, the Company sold 750,000 shares to Fintech Global Markets Inc. ("Fintech") for total proceeds of $75,000. Upon approval by FINRA, the current shareholders of the Company sold all of their shares to Fintech for approximately $500,000. As such, the Company became a wholly-owned subsidiary of Fintech. Subsequent to the sale of the acquisition, Fintech was renamed to Sutter Securities Group, Inc.

8.   **Net Capital Requirements**

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, and that equity capital may not be withdrawn or cash dividends paid If the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company's net capital was $1,757,477 which exceeded the requirement by $1,657,477.

9.   Income Taxes

Significant components of the Company's deferred tax balances as of June 30, 2019 are as follows:

Deferred income tax assets:	
Unrealized gain on investments	(14,783)
Net operating loss carryforwards	137,049
Alternative minimum tax credits	1,375
Total deferred income tax asset	123,641
Valuation allowance	-
Net deferred income tax asset	$ 123,641

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2019 management anticipates that it is more likely than not the Company will utilize all deferred tax assets, and therefore, no valuation allowance is necessary.

The Company has federal and state net operating loss carryforwards of $540,997 and $335,647 respectively. The Company's federal and state net operating loss carryforwards begin to expire in fiscal year 2037.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company files income tax returns in the US. Federal and California jurisdictions. The Company is no longer subject to federal or state tax examinations by tax authorities for years before 2015.

10. **Operating Lease Commitments and Contingencies**

In July 2017, the Company entered into a second amendment to their current lease agreement whereby the Company extended the lease in a different space for three additional years commencing on August 1, 2017 and ending on July 31, 2020. Subsequent to June 30, 2019, the Company terminated a portion of its lease effective September 30, 2019. Future minimum aggregate annual payments under the lease are as follows:

Year ending June 30:

2020	91,122
2021	7,612
	$ 98,734

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to underwriting commitments that were open at June 30, 2019.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

11. **Risk Concentration**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

Additionally, in fiscal year 2019, the Company provided various consulting services to FinTech Global Markets, Inc. and Boustead and Company, related parties. For the year ended June 30, 2019, revenue from related parties was $1,265.000. As of June 30, 2019 accounts receivable were $71,967.

11. **Risk Concentration,** continued

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

12. **Subsequent Events**

The Company has evaluated all subsequent events for recognition and disclosure through August 28, 2019, the date which these consolidated financial statements were available to be issued.